                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated March 21, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date: 21 March 2002                               By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO

EC
softcare                                               SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                               SYMBOLS: SCE-CDNX
                                                                       SFCEF-OTC
                                                                        NR-02-05
--------------------------------------------------------------------------------

             SOFTCARE RELEASES BUSINESS PROCESS INTEGRATION SOLUTION
             -------------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, MAR. 21, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF), www.softcare.com is pleased to announce the release of a new generation of the company's flagship OpenEC(R) Software Products. This new version of OpenEC(R) strengthens our position in solutions requiring Business Process Integration (BPI) software. The software creates solutions that dramatically cut costs and increase profits as well as furthering a company's competitive advantages when conducting business between trading partners. OpenEC(R) software supports the customer's existing investment in business applications as well as provides the ability to connect customers, suppliers and other business partners to their enterprise. This Business Process Integration Solution will give SoftCare a further competitive advantage in its previously disclosed verticals of Retail Food & Drug Supply Chain, Forestry and the Private Label Manufacturing industry.

This leading agent-based technology is developed in Java(TM) and co-exists with all industry standard web application servers and a range of third party e-business products. Agent technology allows for the rapid development and deployment of a company's business processes both intra- and inter-enterprise. Agents are a library of pre-built applications and services. Each Agent can be used as is or it can be modified to suit the specific needs of a business. Customers and third party developers/integrators can develop additional agents with the available development tools.

SoftCare develops business process integration software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,


/s/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO


FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@softcare.com
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.